Exhibit 6.3

CONSULTING AGREEMENT

This Consulting Agreement (the “Agreement”) is made as of June 1st, 2020 (the “Execution Date”) by and between MISM, a corporation organized under the laws of Wyoming with its principal place of business at 22 Baltimore Road, Rockville, MD 20850 (the “Company”), and Kalyan Pathuri, an individual located at 6206 Colchester Rd, Fairfax, VA 22030 (the “Consultant”).

WHEREAS, Consultant has extensive experience and expertise in corporate strategic planning, financial strategy, and market awareness; and

WHEREAS, the Company desires to engage the services of Consultant and Consultant desires to provide such consulting services to the Company as an independent contractor on such matters within the experience and expertise of the Consultant, under the terms and conditions contained herein.

NOW, THEREFORE, in consideration of the mutual covenants and promises contained herein, and other good and valuable consideration, receipt of which is hereby acknowledged, the parties agree as follows:

1.	Consulting Services

1.1.	Consultant shall provide the Company with the services as follows:

Consultant agrees, to the best of his knowledge and ability, to advise the Company regarding corporate strategic planning including organic growth strategy and Operations to achieve a cohesive business development and recruitment structure. Consultant will operate under the title of “President” of MISM (and Futuris Company after an effective name change)

1.2.	Consultant undertakes to perform his duties and obligations under this Agreement with the highest degree of professionalism and shall abide by all laws, rules and regulations that apply to the performance of the Consulting Services.

2.	Status of Parties

Consultant shall maintain a status as an employee and President and Officer of the Company and shall have authority to speak for, represent, obligate or legally bind the Company.

3.	Term of the Agreement

3.1	The term of this Agreement shall initially be for a period of 6 months from the date of this Agreement. The effective start date of this agreement shall be July 1st. A new contract maybe negotiated before the expiry of this agreement.

3.2	Each party may terminate the agreement upon 30 days written notice (“Termination”). In the event of termination by the Company, Consultant shall submit a final invoice within 15 days of termination, and the Company shall pay any outstanding amount due on the 1st day of the month following termination.

4.	Fees and Expenses

4.1.	In consideration of Consultant’s obligations under this Agreement the Company shall pay Consultant the following:

(a)	$25,000 per month for services rendered, payable each quarter upon completion of the quarter within 10 days. This is paid in shares at an exercise price per share of Company Common stock based on the closing price on the last day of that quarter.

(b)	Expenses towards automobile payments including auto insurance in cash paid directly by the company.

(c)	$10,000 worth of shares for every $1,000,000 of new revenue developed organically at an exercise price per share of Company common stock based on the closing price on the date due herein of the Company’s common stock.

(d)	Consultant shall be entitled to reimbursement in cash for reasonable out of pocket expenses incurred in performing his duties pursuant to this Agreement, inclusive of all travel expenses associated with visits to corporate headquarters, meetings and the pre--approved attendance of road shows, conferences, or other industry gatherings.

5.	Reporting

Consultant’s Services with respect to this Agreement shall be coordinated with the Company through the Company’s Chief Financial Officer and Chairman of the Board, or their respective designees from time to time.

6.	Confidentiality and Proprietary Rights

As a basic condition to entering into this Agreement, Consultant warrants and undertakes to execute, be bound by and comply with the Confidentiality and Proprietary Rights as requested by the Company.

7.	Covenants, Representations and Warranties

Both parties represent and warrant that execution of this Agreement will not violate, breach or otherwise conflict with any term or provision of any contract or agreement, written or oral, to which either party is a party thereto.

8.	General

8.1.	Neither party hereto shall assign any of its rights and obligations hereunder without the prior written consent of the other party.

8.2.	Either party’s failure at any time to require strict compliance by the other party of the provisions of this Agreement shall not diminish such party’s right thereafter to demand strict compliance therewith or with any other provision. Waiver of any particular default shall not waive any other default.

8.3.	All disputes with respect to this Agreement shall be determined by arbitration in Virginia, in accordance with the rules of the American Arbitration Association that in effect, and judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof.

8.4.	In the event that any provision of this Agreement shall be deemed unlawful or otherwise unenforceable, such provision shall be severed from this Agreement and the balance of the Agreement shall continue in full force and effect.

8.5.	This Agreement contains and sets forth the entire agreement and understanding between the parties with respect to the subject matter contained herein, and such supersedes all prior discussions, agreements, representations and understandings in this regard. This Agreement shall not be modified except by an instrument in writing signed by both parties.

8.6.	Any notice permitted, required or desired to be given under this Agreement shall be in writing, or via email and shall be deemed to have been effectively given when delivered to the party (i) if personally delivered, or (ii) if sent via email , upon successful transmission to:

In the case of the Company:

MISM

Attention: Naveen Doki, 22 Baltimore Road, Rockville, MD 20850

In the case of the Consultant:

Kalyan Pathuri

Attention: Kalyan Pathuri, 6206 Colchester Road, Fairfax, VA 22030

or to such address as may have been designated by the Company or the Consultant.

9.	Indemnification

The Company agrees to indemnify, defend, and hold harmless Consultant its managers, members, officers, affiliates, agents and employees from and against any and all third party subpoenas, actions, claims, demands, prosecutions, proceedings or investigations that may be brought or instituted (each a “Claim”) and all resulting damages, liabilities, costs and expenses including reasonable attorneys’ fees and expert witness fees and costs (collectively, “Losses”) arising out of the performance of the Consulting Services or arising by reason of any action or omission of the Consultant made in good faith on behalf of the Company (including, without limitation, any Losses arising from or in connection with any study, statement, report, inspection, test, device, product, to which this Consulting Agreement relates), as well as documents supplied by the Company and signed off by Consultant in reasonable reliance from Company’s supplied information.

IN WITNESS WHEREOF the duly authorized representatives of the Company and Consultant have executed this Agreement as of the date stated below.

COMPANY:		CONSULTANT:

MISM		Kalyan Pathuri

By:	/s/ Naveen Doki	By:	/s/ Kalyan Pathuri
	Naveen Doki – Director		Kalyan Pathuri

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